Exhibit 99.1

PARINGA INTERCEPTS THE KENTUCKY NUMBER 9 COAL SEAM WITH THE POPLAR GROVE SLOPE

HIGHLIGHTS:

•	Paringa’s Poplar Grove Mine has intercepted the Western Kentucky # 9 coal seam with the primary mine slope and both ventilation shafts

•	Access to the coal seam enables the Company to move into the bottom development phase

•	Bottom development connects the slope with both air shafts to establish the permanent mine ventilation system, as well as the installation of critical underground infrastructure

•	The coal handling & processing plant and river dock are on target for commissioning

•	Strong market fundaments prevail, with natural gas prices surging by as much as 50% in November

Paringa Resources Limited (“Paringa” or “the Company”) (ASX: PNL, NASDAQ: PNRL) is pleased to advise that the Company has intercepted the Western Kentucky Number 9 coal seam with the Poplar Grove primary transportation slope in Western Kentucky. The intersection of the coal seam by the Poplar Grove slope is a material milestone towards the production of coal.

Intercepting the coal seam enables the Company to progress to the next phase of mining activities, including bottom development.  Bottom development involves the linking of the slope with both the intake and exhaust air shafts to establish the mine’s permanent ventilation system, as well as the construction of critical underground infrastructure such as the bottom sump, slope belt tailpiece and tramp iron magnet. Production of coal from bottom development will be utilised to commission the coal handling and preparation plant (“CHPP”) and to produce clean coal for sales to customers.

The CHPP is ready to receive first coal, with final exterior cladding and roofing to be completed shortly. All other materials handling infrastructure at the mine site is operational, enabling the transfer of run of mine material from the mine site to the CHPP. The Ainsworth dock on the Green River is also structurally complete and will be ready to receive the first coal processed by the CHPP.

Paringa has recently completed the last of seven job fairs (interview and hiring events) interviewing over 400 qualified applicants. Additionally, mining equipment is currently being received in anticipation for the transition from contract mining to owner-operated production in January.

Market update

Several factors are creating significant upward pressure on Illinois Coal Basin (“ILB”) coal prices, with evidence that local utilities are rapidly moving to secure 2019 and 2020 coal supply, and incentivising higher pricing and longer-term contracts than have been seen in the region for some time.

Strong market fundaments continue to prevail in the ILB, particularly regarding the price of natural gas, the main competing fuel source for power generation.

Working gas stocks in underground storage are currently significantly below the minimum 5-year range. In November, natural gas prices surged as much as 50% as cold weather in the U.S. raised concerns about supply shortages given the lack of available inventory, with Henry Hub pricing reaching a high of $4.93/mbtu.

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 W 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, BGC Centre, 28 The Esplanade | Perth | WA | 6000	ABN	44 155 922 010

Figures 1 & 2: Working gas in underground storage (bcf) and Henry Hub natural gas price ($/mbtu)

Additionally, high international coal pricing has led to a shift in coal sales from domestic consumption to export, from less than 18Mt of net exports from the U.S. in 2016 to potentially ~55Mt in 2018.

With less coal available domestically in the U.S., coal stockpiles have continued to fall. U.S. Energy Information Administration data released for September 2018 saw a draw of ~3.5 million tons in power generation coal stockpiles, the largest draw in 28 years.

Figures 3 & 4: U.S. domestic power sector coal stockpiles (Mt) and quarterly thermal coal exports (Mf)

For further information, contact:

Egan Antill	Dominic Allen
CEO & Managing Director	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons Statements
The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated May 17, 2018 entitled ‘Equity Raising Investor Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.